SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)
AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
029174-10-9

(CUSIP Number)
Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4281
(469) 522-4360 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 9, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS Basic Capital Management, Inc.,

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER 6,703,045

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY		-

EACH	9	SOLE DISPOSITIVE POWER 6,703,045
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,703,045

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS The Gene E. Phillips Children's Trust,

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER 27,602

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 27,602
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS Transcontinental Realty Investors, Inc.,

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER 276,972

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 276,972
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,972

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS Prime Income Asset Management, Inc.,

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER 1,437,208

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 1,437,208
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,671,708

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS Realty Advisors, Inc.,

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,374,703

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS One Realco Stock Holdings, Inc.,

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER 234,450

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 234,450
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
     This Amendment No. 8 to Statement on Schedule 13D (this “Amendment No. 8”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 7 thereto (the “Amended Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange, Inc. The CUSIP number of the Shares is 029174-10-9.
     This Amendment No. 8 to Schedule 13D is being filed to reflect the disposition by one of the Reporting Persons of 470,000 Shares. See Item 5 below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     This Amendment No. 8 is filed on behalf of Basic Capital Management, Inc., a Nevada corporation (“BCM”), the Gene E. Phillips Children’s Trust, a trust formed under the laws of the state of Texas (the “GEP Trust”), Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), Realty Advisors, Inc., a Nevada corporation (“RAI”), Prime Income Asset Management, Inc., a Nevada corporation (“Prime”) and One Realco Stock Holdings, Inc., a Nevada corporation (“ORS Holdings”), which is a wholly-owned subsidiary of Prime. Each of the Reporting Persons (except ORS Holdings) has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. ORS Holdings’ principal office is located at 555 Republic Drive, Suite 490, Plano, Texas 75074. All of BCM, GEP Trust, TCI, RAI, Prime and ORS Holdings are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is owned by RAI which is beneficially owned by a trust established for the benefit of Gene E. Phillips’ children. RAI also owns 80% of the voting equity securities of Prime. Prime owns all of the voting securities of ORS Holdings. The executive officers of TCI are also executive officers of BCM and Prime. Mr. Phillips’ son, Ryan T. Phillips, serves as a director of BCM, Prime and RAI and is a beneficiary of the GEP Trust. The executive officers of ARL are also executive officers of BCM, Prime and TCI. Prime Income Asset Management, LLC, a Nevada corporation (“PIAMLLC”), the sole member of which is Prime, also serves as the contractual advisor to ARL and TCI.
Item 5. Interest in Securities of Issuer
     The Amended Statement is hereby further amended as follows:
     (a) According to the latest information available from the Issuer, as of September 9, 2008, the total number of issued and outstanding Shares was 11,233,672 Shares. As of September 9, 2008, the Reporting Persons own and hold directly and beneficially the following Shares:

Name	No. of Shares Owned Directly	Approximate Percent of Class
BCM	6,703,045	59.67%
GEP Trust	27,602	0.25%
TCI	276,972	2.47%
RAI	-0-	0.00%
Prime	1,437,208	12.79%
ORS Holdings	234,450	2.09%

	8,679,277	77.26%

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of BCM may be deemed to beneficially own the number of Shares owned by BCM described above; each of the directors of ORS Holdings may be deemed to beneficially own the number of Shares owned by ORS Holdings described above; each of the directors of Prime may be deemed to beneficially own the number of Shares owned by Prime by ORS Holdings described above; each of the directors of RAI may be deemed to beneficially own the number of Shares owned by BCM, Prime and ORS Holdings described above; each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

	No. of Shares
Name of Director	Entity	Beneficially Owned	Percent of Class
Ryan T. Phillips	BCM, ORS Holdings, Prime, RAI and GEPTrust	8,679,277	77.26%
Donald W. Phillips	GEPTrust	27,602	0.25%
Mickey Ned Phillips	BCM, ORS Holdings, Prime and RAI	8,651,675	77.02%
Ted P. Stokely	TCI	267,972	2.47%
Henry A. Butler	TCI	267,972	2.47%
Sharon Hunt	TCI	267,972	2.47%
Robert A. Jakuszewski	TCI	267,972	2.47%
Ted R. Munselle	TCI	267,972	2.47%
Gene S. Bertcher	ORS Holdings	234,450	2.09%
Louis J. Corna	ORS Holdings	234,450	2.09%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		8,679,277	77.26%

     (b) Each of the directors of BCM share voting and dispositive power over the 6,703,045 Shares held by BCM. Each of the directors of Prime share voting and dispositive power over the 1,870,125 Shares held by Prime. Each of the directors of ORS Holdings share voting and dispositive power over the 234,450 Shares held by ORS Holdings. Each of the directors of TCI have shared voting and dispositive power over the 276,972 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispositive power over the 27,602 Shares held by the GEP Trust.
     (c) During the sixty calendar days ended September 9, 2008, the Reporting Persons and their respective executive officers and directors did not engage in any transaction involving the Shares or any other equity interests derivative thereof, except for TCI’s Sale of 470,000 Shares as a single block in a privately negotiated transaction to one purchaser for an aggregate sale price of $9,240,200 ($19.66 per

Share) in cash. The amount of the consideration received by TCI was substantially equivalent to TCI’s basis in the Shares sold. TCI retains and continues to hold an additional 276,972 Shares.
     (d) No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by BCM, TCI, Prime and the GEP Trust.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:
     BCM pledged 1,872,486 Shares, TCI pledged 50,000 Shares, ORS Holdings has pledged 39,450 Shares (a total of 3,399,144 Shares including 1,437,208 Shares previously dividended to RAI and contributed to the capital of Prime) to Consolidated National Corporation pursuant to loan agreements with such lender.
     BCM has also pledged 145,627 Shares to First Enterprise Bank as an accommodation pledge on behalf of Bordeaux Investments Two, LLC for a loan from such bank to Bordeaux Investments Two, LLC.
     Of the balance of the Shares owned by BCM, 2,614,694 are held in bank and brokerage accounts along with other securities owned by BCM. As such, those 2,614,694 Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to the customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     Each of the loans pursuant to which Shares have been pledged by BCM bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     All 276,972 Shares owned by TCI may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with Sinex Securities LLC relating to a brokerage account of TCI, which is a stock margin account maintained by TCI with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 8 to Statement on Schedule 13D is true, complete and correct.
     Dated: September 12, 2008

REALTY ADVISORS, INC.		BASIC CAPITAL MANAGEMENT, INC.

By:	/s/ Louis J. Corna	By:	/s/ Louis J. Corna

	Louis J. Corna, Secretary		Louis J. Corna, Executive Vice President and Secretary

GENE E. PHILLIPS CHILDREN’S TRUST		TRANSCONTINENTAL REALTY INVESTORS, INC.

By:	/s/ Donald W. Phillips	By:	/s/ Louis J. Corna

	Donald W. Phillips, Trustee		Louis J. Corna, Executive Vice President and Secretary

ONE REALCO STOCK HOLDINGS, INC.		PRIME INCOME ASSET MANAGEMENT, INC.

By:	/s/ Louis J. Corna	By:	/s/ Louis J. Corna

	Louis J. Corna, Executive Vice President and Secretary		Louis J. Corna, Executive Vice President and Secretary